SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. _________)*

Answers Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

03662X100
(CUSIP Number)

Osmium Partners, LLC
388 Market Street, Suite 920
San Francisco, CA 94111
Attention: John H. Lewis
Telephone: (415) 362-4485

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 11 pages

CUSIP No.:  03662X100

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

John H. Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 486,307 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 486,307

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

486,307

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%

14	TYPE OF REPORTING PERSON

IN

Page 2 of 11 pages

CUSIP No.: 03662X100

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Osmium Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 486,307 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 486,307

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

486,307

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%

14	TYPE OF REPORTING PERSON

IA, OO

Page 3 of 11 pages

CUSIP No.: 03662X100

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Osmium Capital, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 110,345 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 110,345

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

110,345

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%

14	TYPE OF REPORTING PERSON

PN

Page 4 of 11 pages

CUSIP No.: 03662X100

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Osmium Capital II, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 316,103 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 316,103

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

316,103

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%

14	TYPE OF REPORTING PERSON

PN

Page 5 of 11 pages

CUSIP No.: 03662X100

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Osmium Spartan, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 44,959 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 44,959

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,959

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%

14	TYPE OF REPORTING PERSON

PN

Page 6 of 11 pages

EXPLANATORY NOTE

This Statement on Schedule 13D reflects, that as of February 16, 2011, the Reporting Persons are disclosing their beneficial ownership in Answers Corporation on Schedule 13D instead of Schedule 13G.

ITEM 1. Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of Answers Corporation (the “Issuer”), with its principal executive offices located at 237 West 35th Street, Suite 1101, New York, New York 10001.

ITEM 2. Identity and Background.

(a)-(c) and (f) The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are: (1) Osmium Capital, LP, a Delaware limited partnership (“Fund I”); (2) Osmium Capital II, LP, a Delaware limited partnership (“Fund II”); (3) Osmium Spartan, LP, a Delaware limited partnership (“Fund III”, together with Fund I and Fund II, “Funds”); (4) Osmium Partners, LLC, a Delaware limited liability company (“Osmium Partners”); and (5) John H. Lewis, a United States Citizen (“Lewis”). Osmium Partners serves as the general partner of Fund I, Fund II and Fund III. Mr. Lewis is the controlling member of Osmium Partners.

The principal business of each of Fund I, Fund II and Fund III is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of Osmium Partners is providing investment management services and serving as the general partner of Fund I, Fund II and Fund III. Osmium Partners also manages other accounts on a discretionary basis (“Other Accounts”). Mr. Lewis’ principal occupation is serving as the Managing Member of Osmium Partners.

(d)–(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

The source and amount of funds (excluding commissions) used by the Funds in making their purchase of the shares of Common Stock owned by each of them in aggregate was $3,597,920 from working capital.

The source and amount of funds (excluding commissions) used by the Other Accounts in making their purchase of the shares of Common Stock owned by the Other Accounts was $121,165 from personal funds.

One or more of the Reporting Persons effect purchases of securities through margin accounts which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4. Purpose of Transaction.

On February 16, 2011, Osmium Partners issued a press release expressing its belief that AFCV Holdings’ offer is grossly inadequate relative to the Issuer’s growth prospects, extremely high incremental margins, and significant underperformance of the Issuer’s shares relative to appropriate market indices over the last two years. A copy of the press release is attached hereto as Exhibit 2.

All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Page 7 of 11 pages

Also, consistent with their investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers or employees of the Issuer, one or more members of the board of directors of the Issuer, and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its management, operations, business, results, plans, and prospects. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional Common Stock or other securities of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

ITEM 5. Interest in Securities of the Issuer.

(a)           The Reporting Persons beneficially own:

(i)	Fund I directly owns 110,345 shares of Common Stock representing 1.4% of all of the outstanding shares of Common Stock.

(ii)	Fund II directly owns 316,103 shares of Common Stock representing 3.9% of all of the outstanding shares of Common Stock.

(iii)	Fund III directly owns 44,959 shares of Common Stock representing 0.6% of all of the outstanding shares of Common Stock.

(iv)
Osmium Partners, as the general partner of each of the Funds and the investment manager of the Other Accounts, may be deemed to beneficially own the 486,307 shares of Common Stock held by them, representing 6.0% of all of the outstanding shares of Common Stock.

(v)	Mr. Lewis may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Osmium Partners.

(vi)	Collectively, the Reporting Persons beneficially own 486,307 shares of Common Stock representing 6.0% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

The percentages set forth in this response are based on the 8,133,269 shares of Common Stock outstanding as of February 2, 2011, as reported by the Issuer in the Merger Agreement filed as Exhibit 2.1 to its Current Report on Form 8-K dated February 2, 2011 and filed with the SEC on February 7, 2011.

(b)           Osmium Partners and Mr. Lewis may be deemed to share with Fund I, Fund II, Fund III and the Other Accounts (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 110,345, 316,103, 44,959 and 14,900 shares of Common Stock reported herein, respectively.

Page 8 of 11 pages

(c)           The following Reporting Persons engaged in the following transactions on the open market with respect to the Issuer’s Common Stock:

Osmium Capital, LP

Transaction Date	Number of Shares	Price per Share	Type of Transaction
12/21/2010	1,264	$7.95	Purchase
12/22/2010	775	$7.85	Purchase
12/31/2010	1,000	$7.75	Purchase
1/5/2011	6,129	$8.06	Purchase
1/6/2011	4,102	$8.04	Purchase
1/7/2011	6,820	$8.07	Purchase
1/10/2011	3,895	$8.22	Purchase
1/13/2011	2,897	$8.44	Purchase
1/14/2011	5,336	$8.57	Purchase
1/18/2011	2,998	$8.52	Purchase
1/19/2011	3,133	$8.40	Purchase
1/21/2011	941	$8.36	Purchase
1/25/2011	1,104	$8.24	Purchase
1/26/2011	552	$8.29	Purchase
2/1/2011	244	$9.00	Purchase
2/3/2011	272	$10.38	Purchase
2/4/2011	1,048	$10.45	Purchase

Osmium Capital II, LP

Transaction Date	Number of Shares	Price per Share	Type of Transaction
12/21/2010	3,736	$7.95	Purchase
12/22/2010	2,225	$7.85	Purchase
1/5/2011	16,871	$8.06	Purchase
1/6/2011	11,898	$8.04	Purchase
1/7/2011	17,980	$8.07	Purchase
1/10/2011	11,105	$8.22	Purchase
1/13/2011	8,503	$8.44	Purchase
1/14/2011	16,164	$8.57	Purchase
1/18/2011	7,944	$8.52	Purchase
1/19/2011	8,967	$8.40	Purchase
1/21/2011	2,559	$8.36	Purchase
1/25/2011	896	$8.24	Purchase
1/26/2011	1,448	$8.29	Purchase
2/1/2011	756	$9.00	Purchase
2/3/2011	728	$10.38	Purchase
2/4/2011	2,952	$10.45	Purchase

Spartan Capital, LP

Transaction Date	Number of Shares	Price per Share	Type of Transaction
12/20/2010	2,459	$7.61	Purchase
1/5/2011	2,000	$8.06	Purchase
1/6/2011	4,000	$8.04	Purchase
1/7/2011	7,500	$8.07	Purchase
1/10/2011	4,000	$8.22	Purchase
1/20/2011	4,000	$8.24	Purchase
1/21/2011	1,000	$8.36	Purchase
1/26/2011	3,000	$8.29	Purchase

Other Accounts

Transaction Date	Number of Shares	Price per Share	Type of Transaction
1/7/2011	1,000	$8.07	Purchase
1/10/2011	6,000	$8.22	Purchase
2/4/2011	1,000	$10.45	Purchase

Page 9 of 11 pages

Other than the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement

Exhibit 2	Press Release dated February 16, 2011

Page 10 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: February 16, 2011

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP

By:	/s/ John H. Lewis
John H. Lewis, for himself and as Managing Member of Osmium Partners, LLC, for itself and as General Partner of Osmium Capital, LP, Osmium Capital II, LP, and Osmium Spartan, LP

Page 11 of 11 pages

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement

Exhibit 2	Press Release dated February 16, 2011